Seadrill Limited
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

March 30, 2010
BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Seadrill Limited (the "Company")
Registration Statement on Form 20-F (No. 001-34667)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") on Form 20-F on March 25, 2010, be accelerated so that it will be made effective at 10:00 a.m. Eastern Time on March 31, 2010, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company's common stock, par value $2.00 per share, under Section 12(b) of the Exchange Act, and planned listing on the New York Stock Exchange.

       The undersigned registrant hereby acknowledges that (i) the undersigned registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the undersigned registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Seadrill Limited

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

SK 25542 0001 1085887